PROSPECTUS SUPPLEMENT NO. 1

to Prospectus,

declared effective on July 25, 2008

(Registration No. 333-152339)

ICP SOLAR TECHNOLOGIES INC.

This Prospectus Supplement No. 1 supplements and amends our Prospectus declared effective July 25, 2008 (the "Prospectus").

You should read this Prospectus Supplement No. 1 together with the Prospectus.

This Prospectus Supplement No. 1 includes the attached Current Report on Form 8K of ICP Solar Technologies Inc. as filed by us with the Securities and Exchange Commission on August 5, 2008.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 1 is August 5, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
 AMENDMENT NO. 5

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 9, 2007
Date of Report (Date of earliest event reported)

ICP SOLAR TECHNOLOGIES INC.
 (Exact name of registrant as specified in its charter)

NEVADA	000-51790	20-0643604
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation)

7075 Place Robert-Joncas
Montreal, Quebec	H4M 2Z2
(Address of principal executive offices)	(Zip Code)

(514) 270-5770
Registrant's telephone number, including area code

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

This Amendment to Form 8-K filed on May 10, 2007 and amended on May 16, 2007, on July 12, 2007 and on August 14, 2007, is being filed for the purpose of filing an amendment to exhibit 2.1 to such Form 8K. Sections 2.2 (a), (b), (c), (d) and (m) of the Share Purchase Agreement filed as exhibit 2.1, have been amended , to reflect the assignment of the Share Purchase Agreement to EPOD Solar Inc., the revised payment modalities regarding payment to ICP Solar Technologies Inc. (the "Company") for the purchase of 85% of the Company’s shares in its subsidiary, and the transfer of the remaining 15% of the Company’s shares in its subsidiary to EPOD Solar Inc.

The Amendment to the Share Purchase Agreement is intended to replace Sections 2.2 (a), (b), (c), (d) and (m) of the Share Purchase Agreement and no other changes are being made by means of this filing.

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

The disclosure under Item 2.01 of this current report on Form 8-K is hereby incorporated by reference.

ITEM 2.01 COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

ICP Solar Technologies Inc. (the "Company"), a developer, manufacturer and marketer of solar cells and products, announced today that the Company has completed the sale of a majority of its shares in its wholly owned manufacturing subsidiary ICP Solar Technologies (UK) Ltd. located in Wales, Great Britain ("ICP UK"), to ISE Solar LLC ("ISE") for aggregate proceeds of $3.0 million USD.

On May 9, 2007, the Company and ISE and its parent signed a Share Purchase Agreement (the "Agreement"). Under the terms of the Agreement, ISE or its parent shall acquire 85% of all of the Company's shares in ICP UK for an aggregate amount of US$3 million. On May 10, 2007, the Company and ISE signed an Amendment to the Agreement ("Amendment), revising the modalities of payment. As per the terms of the Amendment, ISE shall pay the Company a total of $1.00 for the shares. In addition, ISE will also pay the Company an amount equivalent to $3,000,000, representing the principal amount on a loan owed to the Company by ICP UK ("Loan"). On April 18, 2008, a Second Amendment to the Agreement was signed with the closing on July 30, 2008. As per the terms of the Second Amendment, the rights and obligations under the Agreement shall be assigned to EPOD Solar Inc. ("EPOD") and the Company shall transfer its remaining 15% shareholding in ICP UK to EPOD. In addition, the Agreement shall be modified as follows:

1.

Section 2.2(c), 2.2(d) and 2.2(m) of the Share Purchase Agreement are deleted in their entirety.

2.

The Company acknowledges receipt of $669,827 against the principal outstanding on the Loan.

3.

The parties agree to amend and supplement the terms and conditions of the Loan and the obligation to repay the Loan as contemplated in the Share Purchase Agreement, as follows:

(a)     the outstanding balance of the Loan that remains owing is hereby reduced by a further $88,973, leaving a net balance owing of $2,361,200 (the "Loan Balance"),

(b)      the parties agree that the Loan Balance will be satisfied as follows:

(i)     the closing of this transaction (the "Closing"), EPOD Solar will issue to the Company $1,180,600 principal amount of 12% unsecured convertible debentures, issued as a series pursuant to a Trust Indenture dated February 22, 2008 between EPOD Solar and Computershare Trust Company of Canada (the "Debentures"), in satisfaction of an equivalent amount of the Loan Balance;

(ii)     the balance of $1,060,600 will be satisfied by payment of $40,000 per month, such amount being due no later than 10 days following the end of each month (the "Payment Date"), for a period of 27 months (with only $20,600 payable on the last month) which will be due from April 2008 and ending June 2010 (the "Monthly Payments");

(iii)    EPOD shall have the right to pre-pay any or all of the amount owing on the Loan Balance at any time, and any such pre-payment will be credited towards the Monthly Payments due immediately thereafter;

(iv)   The Loan Balance will bear no interest except to the extent EPOD does not complete a Monthly Payment by the applicable Payment Date, at which point the amount represented by such Monthly Payment will accrue interest at a rate of twelve per cent (12%) per annum until paid; and

(v)    EPOD may, at any time, set-off against the Loan Balance any amounts owed by the Company or any subsidiary or affiliate of the Company to EPOD or any subsidiary of EPOD, including any amounts owing in connection with the production and delivery to the Company of solar panels and related equipment by EPOD Solar (Wales) Limited; and

(c)     upon payment to Company of the Loan Balance, neither EPOD Solar nor EPOD Wales will have any remaining obligation or liability to Company in respect of the Loan.

4.

Company hereby agrees to assign to EPOD Solar on Closing three (3) common shares in the capital of EPOD Wales in consideration for the payment to the Company of $10.

Sass Peress, Chairman and CEO of the Company will resign from the Board of the joint venture company.

The aforementioned does not purport to be a complete description of the Share Purchase Agreement and of the Amendment to the Share Purchase Agreement and of the Second Amendment to the Share Purchase Agreement and is qualified in its entirety by reference to the Share Purchase Agreement and to the Amendment to the Share Purchase Agreement and to the Second Amendment to the Share Purchase Agreement, filed as exhibits herewith and incorporated herein by reference.

SECTION 8 OTHER EVENTS

ITEM 8.01 OTHER EVENTS

On May 10, 2007, the Company issued a press release announcing the signing of the Share Purchase Agreement, which is filed as an exhibit hereto.

Item 9.01. Financial Statements and Exhibits.

(b) Pro forma Financial Information.

  Unaudited Pro Forma Balance Sheet as of April 30, 2007;

  Unaudited Pro Forma Statement of Operations and Comprehensive Loss for the year ended January 31, 2007 and the three month period ended April 30, 2007; and

  Notes to Pro Forma Consolidated Financial Statements for the year ended January 31, 2007 and the three month period ended April 30, 2007 (unaudited)

Exhibits
Exhibit No.	Description
Exhibit 2.1	(a) Share Purchase Agreement dated May 9, 2007(1)
(b) Amendment to Share Purchase Agreement dated May 10, 2007(2)
(c) Second Amendment to Share Purchase Agreement entered on April 18 , 2008 and closed on July 30, 2008

Exhibit 99.1	Press release dated May 10, 2007, of ICP Solar Technologies Inc., announcing the execution of the Share Purchase Agreement.(1)

Note
(1) Previously filed with the SEC as an exhibit to our Current Report on Form 8-K filed on May 10, 2007

(2) Previously filed with the SEC as an exhibit to Amendment no.1 to our Current Report on Form 8-K filed on May 16, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ICP SOLAR TECHNOLOGIES INC.

Date: July 30, 2008
	By:	/s/ Sass Peress
SASS PERESS
President, Chief Executive Officer and
Chairman

ICP SOLAR TECHNOLOGIES INC.

Pro Forma Consolidated Financial Statements
April 30, 2007 and January 31, 2007
(Unaudited)
(Expressed in U.S. Funds)

Contents
Pro Forma Consolidated Balance Sheet As At April 30, 2007	2-3
Pro Forma Consolidated Statement of Operations and Comprehensive Income for the Three Month Period Ended April 30, 2007	4
Pro Forma Consolidated Statement of Operations and Comprehensive Loss for the Year Ended January 31, 2007	5
Notes to Pro Forma Consolidated Financial Statements for the Three Month period Ended April 30, 2007	6-7
Notes to Pro Forma Consolidated Financial Statements for the Year Ended January 31, 2007	8-9

ICP Solar Technologies Inc.
Pro Forma Consolidated Balance Sheet

As At April 30, 2007
(Unaudited)

(Expressed in U.S. Funds)

				Pro Forma
	April 30,	Pro Forma		Consolidated
	2007	Adjustments		Balance Sheet

Assets

Current

Cash	$ 37,257	$ 500,000	a)	$ 537,257
Term deposit	510,788			510,788
Accounts receivable	1,980,233			1,980,233
Current portion of balance of loan receivable		500,000	a)	500,000
Income taxes recoverable	651,396			651,396
Inventories	1,880,485	160,793	c)	2,041,278
Prepaid expenses	13,546			13,546
Current assets held for sale	589,874	(589,874)	b)	-

	5,663,579	570,919		6,234,498
Loan Receivable		2,000,000	a)	2,000,000
Loan Receivable from ICP	3,000,000	(3,000,000)	a)	-
Investment in EPOD Solar (Wales) Ltd.		1	b)	1
Property and Equipment	99,880			99,880
Property and Equipment Held for Sale	399,081	(399,081)	b)	-

	$ 9,162,540	$ (828,161)		$ 8,334,379

ICP Solar Technologies Inc.
Pro Forma Consolidated Balance Sheet
As At April 30, 2007

(Unaudited)

(Expressed in U.S. Funds)

				Pro Forma
	April 30,	Pro Forma		Consolidated
	2007	Adjustments		Balance Sheet

Liabilities

Current

Bank indebtedness	1,453,678			1,453,678
Accounts payable and accrued liabilities	813,077			813,077
Current portion of government grants payable	27,024			27,024
Loan payable, director	533,910			533,910
Current liabilities held for sale	468,595	(468,595)	b)	-

	3,296,284	(468,595)		2,827,689
Convertible Notes, less unamortized discount of $675,692	1,824,308			1,824,308
Long-Term Liabilities Held for Sale	3,338,567	(3,338,567)	b)	-

Shareholders' Equity

Capital Stock	290			290

Additional Paid-In Capital	6,482,923			6,482,923

Accumulated Other Comprehensive Loss	(810,562)	75,929	b)	(734,633)

Accumulated Deficit	(4,969,270)	2,742,279	b)	(2,066,198)

		160,793	c)

	703,381	2,979,001		3,682,382

	$ 9,162,540	$ (828,161)		$ 8,334,379

ICP Solar Technologies Inc.
Pro Forma Consolidated Statement of Operations and Comprehensive Income
For the Three Month Period Ended April 30, 2007

(Unaudited)

(Expressed in U.S. Funds)

				Pro Forma
				Consolidated
	Three-Month Period	Pro Forma		Statement of
	ended April 30,	Adjustments		Operations
	2007

Net Sales	$ 2,620,340			$ 2,620,340

Cost of Sales	1,417,402	(160,793)	c)	1,256,609

Gross Margin	1,202,938	160,793		1,363,731

Expenses

Selling, general and administrative	1,220,266	(398,240)	b)	822,026
Depreciation	78,506	(71,195)	b)	7,311
Research and Development	253	(253)	b)	-
Foreign exchange (gain) loss	(88,240)	111,646	b)	23,406
	1,210,785	(358,042)		852,743

Operating Earnings (Loss)	(7,847)	(518,835)		510,988

Interest expense	(42,303)	5,948	b)	(36,355)
Interest income	5,473	-		5,473
Write-down of Loan Receivable	(229,128)	-		(229,128)

Accretion on discount on convertible notes	(77,964)			(77,964)
	(343,922)	5,948		(337,974)

Net Earnings (Loss)	$ (351,769)	$ 524,783		$ 173,014

Other Comprehensive Income

Foreign currency translation adjustment	(9,843)	75,929	b)	66,086
Comprehensive Income (Loss)	(361,612)	600,712		239,100

Basic Weighted Average Number of Shares Outstanding	29,000,000			29,000,000

Basic and Diluted Earnings (Loss) Per Share	$ (0.01)			$ 0.01

ICP Solar Technologies Inc.

Pro Forma Consolidated Statement of Operations and Comprehensive Loss
For the Year Ended January 31, 2007

(Unaudited)

(Expressed in U.S. Funds)

				Pro Forma
	Year Ended January 31, 2007	Pro Forma Adjustments		Consolidated Statement of Operations
Net Sales	7,603,225	-		7,603,225
Cost of Sales	5,454,341	(130,471)	c)	5,811,017
		487,147	b)
Gross Margin	2,148,884	356,676		1,792,208
Expenses
Selling, general and administrative	4,127,676	(1,337,522)	b)	2,790,154
Depreciation	307,242	(260,956)	b)	46,286
Research and development	22,678	(13,243)	b)	9,435
Foreign exchange (gain) loss	21,558	(85,778)	a)	(355,351)
		(291,131)	b)
Write-down of property and equipment	54,086	-		54,086
	4,533,240	(1,988,630)		2,544,610
Operating Loss	(2,384,356)	(1,631,954)		(752,402)

Interest expense	(353,881)	(20,217)	b)	(374,098)
Gain on forgiveness of debt	111,672	-		111,672

	(242,209)	(20,217)		(262,426)

Net Loss	(2,626,565)	1,611,737		(1,014,828)
Other Comprehensive Loss
Foreign currency translation adjustment	(93,118)	112,662	b)	19,544
Comprehensive Loss	(2,719,683)	1,724,399		(995,284)
Basic Weighted Average Number of Shares Outstanding	23,693,554	-		23,693,554
Basic and Diluted Loss Per Share	$ (0.11)	-		$ (0.04)

See accompanying notes

ICP Solar Technologies Inc.
Notes to Pro Forma Consolidated Financial Statements

For the Three Month Period Ended April 30, 2007

(Unaudited)

(Expressed in U.S. Funds)

1.

Basis of Presentation

On May 9, 2007, ICP Solar Technologies Inc. ("the Company") signed a Share Purchase Agreement (the "Agreement") with ISE LLC ("ISE"). Under the terms of the Agreement, ISE acquired 85% of all of the Company's shares of ICP Solar Technologies (UK) Ltd. ("ICP UK"), wholly owned subsidiary of the Company, for an aggregate amount of U.S.$3 million. On May 10, 2007, the Company and ISE signed an Amendment to the Agreement ("Amendment"), revising the modalities of payment. As per the terms of the Amendment, ISE shall pay the Company a total of $1.00 for the shares. In addition, ISE will also pay the company an amount equivalent to $3,000,000, representing the principal amount on a loan owed to the Company by ICP UK as follows:

(1)

US $500,000 upon signing of the Agreement;

(2)

US $500,000 on November 29, 2007;

(3)

The balance shall be repaid as monthly payments for a period of 13.94 months as of January 1, 2008. Each monthly payment shall be equal to US $143,500 per month and shall be made either in cash, or in kind in the form of solar panels, at the option of the Company or its subsidiaries, as per the terms of the Agreement.

For purposes of the pro forma consolidated balance sheet, the sale transaction is reflected as if it was consummated on April 30, 2007. For purposes of the pro forma consolidated statements of operations and comprehensive loss, the transaction is recorded as if it occurred at the beginning of the period presented.

The pro forma unaudited consolidated financial information may not be indicative of the financial position and results of operations that would have occurred if the sale had been in effect on the date indicated or of the financial position or operating results which may be obtained in the future.

The pro forma unaudited consolidated balance sheet of ICP Solar Technologies Inc., as at April 30, 2007 and the related pro forma unaudited consolidated statement of operations for the three month period ended April 30, 2007 have been derived from the unaudited consolidated financial statements of ICP Solar Technologies Inc. as at April 30, 2007 with the assumptions and adjustments outlined in note 2.

ICP Solar Technologies Inc.
Notes to Pro Forma Consolidated Financial Statements

For the Three Month Period Ended April 30, 2007

(Unaudited)

(Expressed in U.S. Funds)

2.

Pro Forma Assumptions and Adjustments

The accompanying pro forma unaudited consolidated balance sheet of ICP Solar Technologies Inc. as at  April 30, 2007 and pro forma unaudited consolidated statement of operations and comprehensive income for the three month period ended April 30, 2007 have been prepared to reflect the following assumptions and adjustments:

a)

As per the terms of the Agreement, the Company will receive $500,000 on May 10, 2007 and the balance of $2,500,000 will be received as described in note 1.

b)

Elimination of the results of operations of ICP UK for the three month period ended April 30, 2007 and elimination of all the assets and liabilities of ICP UK as at April 30, 2007. This transaction results in a gain of $2,742,279. The gain is computed as follows:

Current assets	$(589,874)
Property & Equipment	(399,081)
Investment in UK Factory	1
Current liabilities	468,595
Long-term liabilities	3,338,567
Foreign Currency Translation	(75,929)

Gain on Disposition of Subsidiary	$2,742,279

The gain on disposition is not reflected in the Pro Forma Consolidated Statement of Operations as it is not expected to have a continuing impact on operations. This adjustment revises the Pro Forma Financial Statements previously filed with the SEC in the Company's Current Report on Form 8K Amendment No. 2, filed on July 12, 2007.

c)

Reversal of 85% of the inter company profit elimination entry for inventory purchased from ICP UK as at April 30, 2007 to reflect full cost as a result of the pro forma disposition of 85% of the U.K. subsidiary at the beginning of the period. Accordingly, 85% of the previously recorded intercompany profit elimination has been added back to the closing inventory values. The increase in closing inventory values has the effect of reducing the cost of goods sold for the period.

ICP Solar Technologies Inc.
Notes to Pro Forma Consolidated Financial Statements

For the Year Ended January 31, 2007

(Unaudited)

(Expressed in U.S. Funds)

1.

Basis of Presentation

On May 9, 2007, ICP Solar Technologies Inc. ("the Company") signed a Share Purchase Agreement (the "Agreement") with ISE LLC ("ISE"). Under the terms of the Agreement, ISE acquired 85% of all of the Company's shares of ICP Solar Technologies (UK) Ltd. ("ICP UK"), wholly owned subsidiary of the Company, for an aggregate amount of U.S.$3 million. On May 10, 2007, the Company and ISE signed an Amendment to the Agreement ("Amendment"), revising the modalities of payment. As per the terms of the Amendment, ISE shall pay the Company a total of $1.00 for the shares. In addition, ISE will also pay the company an amount equivalent to $3,000,000, representing the principal amount on a loan owed to the Company by ICP UK as follows:

(1)

US $500,000 upon signing of the Agreement;

(2)

US $500,000 on November 29, 2007;

(3)

The balance shall be repaid as monthly payments for a period of 13.94 months as of January 1, 2008. Each monthly payment shall be equal to US $143,500 per month and shall be made either in cash, or in kind in the form of solar panels, at the option of the Company or its subsidiaries, as per the terms of the Agreement.

For purposes of the pro forma consolidated statements of operations and comprehensive loss, the transaction is recorded as if it occurred on February 1, 2006.

The pro forma unaudited consolidated financial information may not be indicative of the financial position and results of operations that would have occurred if the sale had been in effect on the date indicated or of the financial position or operating results which may be obtained in the future.

The pro forma unaudited consolidated statement of operations for the year ended January 31, 2007 have been derived from the audited consolidated financial statements of ICP Solar Technologies Inc. as at January 31, 2007 with the assumptions and adjustments outlined in note 2.

ICP Solar Technologies Inc.
Notes to Pro Forma Consolidated Financial Statements

For the Year Ended January 31, 2007

(Unaudited)

(Expressed in U.S. Funds)

2.

Pro Forma Assumptions and Adjustments

The accompanying pro forma unaudited consolidated statement of operations and comprehensive loss for the year ended January 31, 2007 has been prepared to reflect the following assumptions and adjustments:

a)

As per the terms of the Agreement, the Company will receive $500,000 on May 10, 2007 and the balance of $2,500,390 will be received as described in note 1. This transaction results in a foreign exchange gain of $85,778.

b)

Elimination of the results of operations of ICP UK for the year ended January 31, 2007 and elimination of all the assets and liabilities of ICP UK as at January 31, 2007. No gain on disposition has been reflected on the Pro Forma Consolidated statement of operations as it would not have a continuing impact on operations. This adjustment revises the Pro Forma Financial Statements previously filed with the SEC in the Company's Current Report on Form 8K Amendment No. 2, filed on July 12, 2007.

c)

Reversal of 85% of the inter company profit elimination entry for inventory purchased from ICP UK as at January 31, 2007 to reflect full cost as a result of the pro forma disposition of 85% of the U.K. subsidiary at the beginning of the period. Accordingly, 85% of the previously recorded intercompany profit elimination has been added back to the closing inventory values. The increase in closing inventory values has the effect of reducing the cost of goods sold for the period.

Exhibit 2.1

SECOND AMENDMENT TO THE SHARE PURCHASE AGREEMENT

THIS SECOND AMENDMENT AGREEMENT made effective as of the 18th day of April, 2008

BETWEEN:

ICP SOLAR TECHNOLOGIES INC., a corporation duly formed under the laws of Canada with its prinicpal office at 7075 place Robert-Joncas, Unit 131, Montreal, Quebec, Canada H4M 2Z2

( the “Vendor”)

AND:

EPOD INTERNATIONAL INC., a corporation duly formed under the laws of Nevada with its principal office at #5 – 215 Neave Road, Kelowna, British Columbia, Canada V1V 2L9

(“EPOD International”)

AND:

EPOD SOLAR INC., a corporation duly formed under the laws of British Columbia with its principal office at #5 – 215 Neave Road, Kelowna, British Columbia, Canada V1V 2L9

(“EPOD Solar”)

WHEREAS:

A.

The Vendor, ICP Solar Technologies (UK) Ltd. (now called EPOD Solar (Wales) Limited) (“EPOD Wales”) and ISE Solar LLC (“ISE”) are parties to a Share Purchase Agreement dated May 9, 2007 and an Amendment to the Share Purchase Agreement made effective May 10, 2007 (collectively the “Share Purchase Agreement”), copies of which are attached hereto as Schedule “A”, whereby the Vendor agreed to sell to ISE and ISE agreed to purchase from the Vendor 85% of the issued and outstanding shares of EPOD Wales;

B.

In connection with the Share Purchase Agreement, ISE agreed to pay to the Vendor the amount owing on a loan by EPOD Wales to the Vendor in the amount of Cdn.$3,000,000.00 (the “Loan”);

C.

ISE assigned its rights and obligations under the Share Purchase Agreement to EPOD International pursuant to an Assignment and Assumption of Share Purchase Agreement dated September 24, 2007, a copy of which is attached hereto as Schedule “B”;

D.

The Vendor has received the following payments against the balance owing on the Loan:

(i)

cash payments in 2007 of Usd. $150,000.00 and Cdn.$30,000.00;

 (ii)

an in-kind payment of solar panels valued at Usd. $369,827.00; and

(iii)

cash payments in 2008 of an aggregate Cdn.$120,000;

for an aggregate amount paid of Usd. $669,827.

E.

On February 22, 2008, EPOD Solar and EPOD International completed a Reorganization transaction whereby EPOD Solar assumed all of the rights, obligations, assets and liabilities of EPOD International, including ownership of all share capital of EPOD Wales held by EPOD International and all rights and obligations of EPOD International under the Share Purchase Agreement; and

F.

The parties wish to amend and supplement the Share Purchase Agreement by entering into this Second Amendment Agreement.

NOW THEREFORE for good and valuable consideration the parties hereby amend and supplement the Share Purchase Agreement as follows:

1.

Section 2.2(c), 2.2(d) and 2.2(m) of the Share Purchase Agreement are deleted in their entirety.

2.

Vendor acknowledges receipt of Cdn.$669,827 against the principal outstanding on the Loan.

3.

The parties agree to amend and supplement the terms and conditions of the Loan and the obligation to repay the Loan as contemplated in the Share Purchase Agreement, as follows:

(a)

the outstanding balance of the Loan that remains owing is hereby reduced by a further Cdn.$88,973, leaving a net balance owing of Cdn.$2,361,200 (the “Loan Balance”),

(b)

the parties agree that the Loan Balance will be satisfied as follows:

(i)

at the closing of this transaction (the “Closing”), EPOD Solar will issue to the Vendor Cdn.$1,180,600 principal amount of 12% unsecured convertible debentures, issued as a series pursuant to a Trust Indenture dated February 22, 2008 between EPOD Solar and Computershare Trust Company of Canada (the “Debentures”), in satisfaction of an equivalent amount of the Loan Balance;

(ii)

the balance of Cdn.$1,060,600 will be satisfied by payment of Cdn.$40,000 per month, such amount being due no later than 10 days following the end of each month (the “Payment Date”), for a period of 27 months (with only Cdn.$20,600 payable on the last month) commencing April 2008 and ending June 2010 (the “Monthly Payments”);

(iii)

EPOD shall have the right to pre-pay any or all of the amount owing on the Loan Balance at any time, and any such pre-payment will be credited towards the Monthly Payments due immediately thereafter;

(iv)

The Loan Balance will bear no interest except to the extent EPOD does not complete a Monthly Payment by the applicable Payment Date, at which point the amount represented by such Monthly Payment will accrue interest at a rate of twelve per cent (12%) per annum until paid; and

(v)

EPOD may, at any time, set-off against the Loan Balance any amounts owed by the Vendor or any subsidiary or affiliate of the Vendor to EPOD or any subsidiary of EPOD, including any amounts owing in connection with the production and delivery to the Vendor of solar panels and related equipment by EPOD Solar (Wales) Limited and adjustments to the purchase price; and

 (c)

upon payment to Vendor of the Loan Balance, neither EPOD Solar nor EPOD Wales will have any remaining obligation or liability to Vendor in respect of the Loan.

4.

Vendor hereby agrees to assign to EPOD Solar on Closing three (3) common shares in the capital of EPOD Wales in consideration for the payment to Vendor of $10.

5.

The parties agree to hold the Closing on April 30, 2008, or such later date as they may mutually agree, at which Closing the parties will deliver, among such other documents as are reasonably required to effect these transactions:

(a)

a certificate representing the convertible debentures in the name of the Vendor;

(b)

a duly signed stock transfer form and the original share certificate for three shares of EPOD Wales, for transfer by the Vendor to EPOD Solar of the three shares of EPOD Wales;

(c)

resolutions of the board of directors of each of the parties authorizing the completion of this Agreement and the transactions contemplated by this Agreement.

6.

Vendor acknowledges and agrees to the assignment and assumption to EPOD Solar of all rights under the Share Purchase Agreement from EPOD International.

7.

The parties hereby waive, release, remise and forever discharge each other from any and all liabilities arising out of non-compliance with the terms and conditions of the Share Purchase Agreement up to the date of this Agreement.

8.

The Share Purchase Agreement, as amended by this Second Amendment Agreement, remains in full force and effect and is hereby ratified and confirmed.  Provisions of the Share Purchase Agreement that have not been amended or terminated by this Second Amendment Agreement remain in full force and effect, unamended.

9.

This Second Amendment Agreement shall be governed and construed in accordance with the laws of the Province of British Columbia, Canada.

10.

This Second Amendment Agreement may be signed in one or more counterparts, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.  Notwithstanding the date of execution or transmission of any counterpart, each counterpart shall be deemed to have the effective date first written above.

IN WITNESS WHEREOF the parties have executed and delivered this Amending Agreement as of the date first above written.

ICP SOLAR TECHNOLOGIES INC.	EPOD INTERNATIONAL INC.
Per: /s/ Sass Peress	Per: /s/ Michael Matvieshen
_______________________________ SASS PERESS Authorized Signatory	_______________________________ MICHAEL MATVIESHEN Authorized Signatory

EPOD SOLAR INC.
Per: /s/ Michael Matvieshen
______________________________ MICHAEL MATVIESHEN Authorized Signatory